September 20, 2010

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Attention:  Kathryn McHale

Re:                           NetSpend Holdings, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed August 31, 2010
File No.  333-168127

Ladies and Gentlemen:

Set forth below are the responses of NetSpend Holdings, Inc. (the “Company”) to the comments contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated September 10, 2010, with respect to the above-captioned filing.

For your convenience, we have repeated in bold type the comments and requests for additional information exactly as set forth in the comment letter.  The Company’s response to each comment or request is set forth immediately below the text of the applicable comment or request.  The Company filed an exhibits-only Amendment No. 2 to the S-1 on September 17, 2010 via EDGAR and is concurrently filing Amendment No. 3 to the Form S-1 via EDGAR.  Five marked copies of Amendment No. 3 are included with the hard copy of this letter to facilitate your review.

Risk Factors

Risks Relating to Our Business

The market for prepaid debit cards and alternative financial services is highly competitive..., page 11

1.                                      We note that you have reconciled your disclosure relating to the size of your distribution and reload network in response to our previous comment.  However, we continue to see inconsistencies in your disclosure with respect to the size of your company relative to your competitors.  For example, in this risk factor, we note your disclosure that “many of your existing and potential competitors are substantially larger” than you, but we also note your disclosure on page 1 of the filing that you believe you are “one of the largest providers of GPR cards in the U.S.”.  Please revise to reconcile this disclosure.

Response:  In response to the Staff’s comment, we have revised the disclosure on page 1 and page 70 to clarify that the Company believes that it is one of the largest dedicated providers of GPR cards.  The competition addressed in the referenced risk factor comes from multiple sources, including transaction processors, traditional providers of financial services such as banks, and large retailers, many of which are not principally focused on providing GPR cards but rather have introduced, or may in the future introduce, GPR cards or related services as an addition to their existing product or service offerings.  Although many of these companies are larger than we are in terms of size and resources, we continue to believe that the number of active cards and gross dollar volume of debit transactions and cash transactions that we process distinguishes us as one of the largest companies in the U.S. principally in the business of providing GPR cards.

2.                                      We note your response to prior comment 17.  In order for a reader to have clear understanding of the impact of the new agreement entered into with ACE, you should address the fact that you do not expect the new terms to have a material impact on the business, financial condition and operating results of the Company.

Response:  In response to the Staff’s comment we have revised the disclosure on page 12 to address the fact that we do not expect the new terms to have a material impact on our business, financial condition or operating results.  We supplementally advise the Staff that we have filed the memorandum of understanding with ACE as Exhibit 10.32 to Amendment No. 2 to the S-1.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Comparison of Six Months Ended June 30, 2009 and 2010

Operating Revenues, page 49

3.                                      We note your response to prior comment 16 and your disclosure that the primary driver of the increase in revenues during the interim six month period of fiscal 2010 was the increase in the average number of active cards outstanding.  Your disclosures should be enhanced further to address the changes in the individual components which encompass service revenues.  Specifically, you should address the changes in service revenues during the period which have been derived from transactions, customer service and maintenance, additional products and “other” services.  This should be addressed for all periods presented.

Response:  In response to the Staff’s comment, we have modified the disclosures for all periods presented to provide additional information regarding the underlying changes in components of service revenues.

Valuation of common stock, page 65

4.                                      We note your revised disclosures as it relates to the June 2010 valuation of the common stock.  Please provide additional disclosures addressing the reasons for the changes in the weighting of the methods (specifically the mergers and acquisitions and guideline public company methods) under the remaining private scenario when examining both the December 2009 valuation time period and the June 2010 valuation periods.

Response: In response to the Staff’s comment we have revised the disclosure on page 66 to address the reason for the change in weighting between the mergers and acquisitions and guideline public company methods.  We supplementally advise the staff that we believe the changes in the relative weighting of the methods between the two valuations had an inconsequential impact on the price per share for the June 2010 valuation.  Had the Company applied the same weighting between the methods as was applied in the December 2009 valuation, this would have resulted in a reduction of $.07 per share to the June 2010 share price.

Business

Competitive Strengths

Valuable and Loyal Customer Base, page 73

5.                                      We note your response to our prior comment 26 regarding a comparison to the retention rates of your competitors, and recognize that retention rates may be calculated differently from company to company.  However, for this reason, please consider adding to your disclosure a statement that card issuers do not necessarily use the same metrics for determining retention rates or a similar statement to that effect.

Response:  In response to the Staff’s comment we have revised the disclosure on page 73.

Exhibits

6.                                      We note your response to our former comment 47.  Please note that the staff may issue comments on the legality opinion when it has been filed on Edgar.

Response:  We acknowledge the Staff’s comment and confirm that the legality opinion will be filed as soon as possible.

*   *   *   *   *

Please direct any questions that you have with respect to the foregoing to me at (512) 531-8662 or to William D. Howell of Baker Botts L.L.P. at (214) 953-6418.

Very truly yours,

/s/ Christopher T. Brown
Christopher T. Brown
General Counsel, NetSpend Holdings, Inc.

cc:	Michael L. Bengtson, Baker Botts L.L.P.
William D. Howell, Baker Botts L.L.P.
Robert E. Buckholz, Jr., Sullivan & Cromwell LLP
Erin Magnor
Marc Thomas
Hugh West